File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

07023189

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

30 April 2007

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached document was lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] on 26 April 2007.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosures:
1. NZX Notice of Issue of Securities
2. ASX Appendix 3B New Issue Announcement

View Announcement

Announcement

Headline: Laundry Factory Relocation to Thailand for FPA

Announcement text:

Fisher & Paykel Appliances Holdings Limited
FPA Stock Exchange Release ASX/NZX 26 April 2007

Laundry Factory Relocation to Thailand for Fisher & Paykel Appliances

Fisher & Paykel Appliances (FPA) today announced plans to relocate part of its manufacturing operations to Thailand.

Production facilities for the Smart Drive and AquaSmart washing machines and clothes dryers, both currently located in Auckland, New Zealand, are to be moved to a purpose built facility in Thailand.

A number of factors have contributed to this decision. Competitors are already supplying laundry products to the Australasian market from low cost countries like China, Thailand and South Korea. The recent announcement by a major competitor in Australia that they will be moving their Laundry production facility to Asia, will eliminate the CER duty preference that FPA currently enjoy. Margins for Laundry products have been under increasing pressure for a number of years.

The relocation of facilities will take place over the next 12 months. Additional inventory will be manufactured in order to cover the lead times for the transfer and re-commissioning of the plants. The move will involve shifting plastic injection moulding machines and dies, fabrication equipment, assembly equipment and metal pressing facilities. Initial production is expected to commence in Thailand by March, 2008.

Once the lines are fully operational, the expected financial benefits are in the vicinity of $10-$15 million per annum, at a one-off cost in the order of $20-$25 million, both at a pre-tax level. Additional cost savings are also expected from the sourcing of some raw materials and purchased parts from local vendors in Thailand. These overall savings will be offset partially with a small increase in working capital. Capital expenditure is estimated at $13.0 million.

The relocation will lead to an estimated reduction in the Auckland based work force of approximately 350 positions. While the Company regrets the loss of these jobs, which are unlikely to occur before December 2007, it will endeavour to accommodate as many staff as possible elsewhere in the organisation as vacancies arise.

"The decision to move the Laundry plant out of New Zealand wasn't one that was taken lightly," said John Bongard, Chief Executive Officer and Managing Director. "Most of our competitors supplying the Australasian market do so from facilities in low cost Asian countries which offer generous manufacturing incentives. Also the environment in New Zealand for our type of manufacturing operation has deteriorated due to a combination of factors, such as high interest rates, persistently high exchange rates and some trade and tariff policies. Our laundry margins have suffered considerably over the past 4-5 years. Without this relocation to Thailand our continued future in Laundry design and manufacture would be doubtful."

"The ongoing research and development for these products will continue to be based in New Zealand," says John. "We must persist in pushing the innovative envelope for our products in order to stay ahead of the game. We cannot afford to be a me-too company. If we don't continue to innovate, we won't survive, but in order to do this, we also need competitive manufacturing facilities. This is what this move is addressing."

The Thailand plant continues Fisher & Paykel Appliances push for international expansion, being the fourth offshore manufacturing facility in recent years. It follows the acquisitions of DCS Inc in the USA and Elba SpA in Italy, and the relocation of the in-house laundry and motor

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Last 5 Released Announcement(s)

- Laundry Factory Relocation to Thailand for FPA *Released - 26 Apr 2007 at 03:34:46 PM*
- Notice of Issue of Securities *Released - 5 Apr 2007 at 03:05:51 PM*
- Application for waiver from NZSX Listing Rule 7.3.2(a) *Released - 19 Mar 2007 at 11:12:40 AM*
- Trading and Earnings Update *Released - 8 Feb 2007 at 10:01:33 AM*
- Ongoing Officers Disclosure - A A Macfarlane *Released - 31 Jan 2007 at 12:17:21 PM*

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production facility to Clyde, USA.

In conjunction with this release, Fisher & Paykel Appliances Holdings Limited will host a conference call at 4.30 pm NZT; 2.30 pm AEST on Thursday 26th April.

The dial.in numbers are:

New Zealand Toll Free 0800 449118
Australia Toll Free 1800 556016

Contacts:

John Bongard or Paul Brockett
Fisher & Paykel Appliances Holdings Limited
Phone +64 9 273 0600

Embargo Until None

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Laundry Relocation	PDF file	26	

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© NZX 2002

Laundry Factory Relocation to Thailand for Fisher & Paykel Appliances

Fisher & Paykel Appliances (FPA) today announced plans to relocate part of its manufacturing operations to Thailand.

Production facilities for the Smart Drive® and AquaSmart® washing machines and clothes dryers, both currently located in Auckland, New Zealand, are to be moved to a purpose built facility in Thailand.

A number of factors have contributed to this decision. Competitors are already supplying laundry products to the Australasian market from low cost countries like China, Thailand and South Korea. The recent announcement by a major competitor in Australia that they will be moving their Laundry production facility to Asia, will eliminate the CER duty preference that FPA currently enjoy. Margins for Laundry products have been under increasing pressure for a number of years.

The relocation of facilities will take place over the next 12 months. Additional inventory will be manufactured in order to cover the lead times for the transfer and re-commissioning of the plants. The move will involve shifting plastic injection moulding machines and dies, fabrication equipment, assembly equipment and metal pressing facilities. Initial production is expected to commence in Thailand by March, 2008.

Once the lines are fully operational, the expected financial benefits are in the vicinity of $10-$15 million per annum, at a one-off cost in the order of $20-$25 million, both at a pre-tax level. Additional cost savings are also expected from the sourcing of some raw materials and purchased parts from local vendors in Thailand. These overall savings will be offset partially with a small increase in working capital. Capital expenditure is estimated at $13.0 million.

The relocation will lead to an estimated reduction in the Auckland based work force of approximately 350 positions. While the Company regrets the loss of these jobs, which are unlikely to occur before December 2007, it will endeavour to accommodate as many staff as possible elsewhere in the organisation as vacancies arise.

"The decision to move the Laundry plant out of New Zealand wasn't one that was taken lightly," said John Bongard, Chief Executive Officer and Managing Director. "Most of our competitors supplying the Australasian market do so from facilities in low cost Asian countries which offer generous manufacturing incentives. Also the environment in New Zealand for our type of manufacturing operation has deteriorated due to a combination of factors, such as high interest rates, persistently high exchange rates and some trade and tariff policies. Our laundry margins have suffered considerably over the past 4-5 years. Without this relocation to Thailand our continued future in Laundry design and manufacture would be doubtful."

"The ongoing research and development for these products will continue to be based in New Zealand," says John. "We must persist in pushing the innovative envelope for our products in order to stay ahead of the game. We cannot afford to be a 'me-too' company. If we don't continue to innovate, we won't survive, but in order to do this, we also need competitive manufacturing facilities. This is what this move is addressing."

The Thailand plant continues Fisher & Paykel Appliances push for international expansion, being the fourth offshore manufacturing facility in recent years. It follows the acquisitions of DCS Inc in the USA and Elba SpA in Italy, and the relocation of the in-house laundry and motor production facility to Clyde, USA.

In conjunction with this release, Fisher & Paykel Appliances Holdings Limited will host a conference call at 4.30 pm NZT; 2.30 pm AEST on Thursday 26th April.

The dial in numbers are:

New Zealand Toll Free	**0800 449118**
Australia Toll Free	**1800 556016**

Contacts:

John Bongard or Paul Brockett
Fisher & Paykel Appliances Holdings Limited
Phone +64 9 273 0600

END